Footnotes

1. The reporting person is a member of a Section 13(g) group that owns more than 10% of the issuer's outstanding common stock.

2. The reporting person has no direct pecuniary interest in this charitable trust. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his indirect pecuniary interest.

3. The reporting person is a member of Walton Enterprises, Limited Liability Company ("LLC"), the LLC that owns the reported securities. The reporting person disclaims beneficial ownership of the reported securities held by the LLC except to the extent of his pecuniary interests therein.